December 16, 2014

Securities and Exchange Commission

Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Vasomedical, Inc. for the period from July 10, 2014 through December 12, 2014, the date on which we were dismissed. We have read Vasomedical, Inc’s statements included under Item 4.01 of its Form 8-K dated December 12, 2014, and we agree with such statements, except that we are not in a position to agree or disagree with Vasomedical, Inc.’s statements that (1) the Audit Committee approved the engagement of Marcum LLP (Marcum) and that Marcum accepted this engagement and (2) that Marcum was not engaged regarding the application of accounting principles to a specified transaction or the type of opinion that might be rendered on Vasomedical, Inc.’s consolidated financial statements.

Very truly yours,

/s/KPMG LLP